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SECU[illegible] 09041379 [illegible]MISSION

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SEC FILE NUMBER
8 - 48207

SEC Mail Processing Section
JUL 22 2009
Washington, DC
121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Further Lane Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 East 54th Street, Penthouse 1
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Michael Araiz — (212) 490-2111
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

CW

3/3/09

OATH OR AFFIRMATION

I, J. Michael Araiz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Further Lane Securities, L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARY F. CRAYTON
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01CR6135307
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES OCTOBER 17, 2008

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FURTHER LANE SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

FURTHER LANE SECURITIES, L.P.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Further Lane Securities, L.P.

We have audited the accompanying statement of financial condition of Further Lane Securities, L.P. (the "Company") as of December 31, 2008. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Further Lane Securities, L.P. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2009

FURTHER LANE SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash	$	14,459
Securities owned, at fair value		1,540,283
Due from clearing broker, including clearing deposit of $100,799		5,418,201
Property and equipment, net		40,592
Due from affiliates		2,981,675
Other assets		45,813
	$	10,041,023
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accrued expenses and other liabilities	$	1,414,546
Liabilities subordinated to claims of general creditors		1,503,933
Total liabilities		2,918,479
Partners' capital		7,122,544
	$	10,041,023

See accompanying notes to financial statements.

1. Nature of operations

Further Lane Securities, L.P. (the "Company") is a broker dealer located in New York City. The Company is registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company's business is primarily comprised of agency commission transactions and principal trading of fixed income securities.

2. Summary of significant accounting policies

Securities Owned, at Fair Value

All securities owned are valued at fair value and unrealized gains and losses are reflected in principal transactions.

Securities Transactions

Securities transactions and the related income and expenses are recorded on a trade-date basis.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of significant accounting policies (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. The fair value for government and debt securities are estimated using recently executed transactions and market price quotations (where observable) of identical or similar securities. Where observable price quotations are not available, fair value is determined based on such factors as yields, likelihood of prepayments or defaults and outside pricing services.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

2. Summary of significant accounting policies (continued)

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for these income taxes has been made in the accompanying financial statements. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax for which a provision has been recorded.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

Computer equipment	$	81,376
Furniture and fixtures		12,496
Leasehold improvements		67,048
		160,920
Less accumulated depreciation and amortization		120,328
	$	40,592

4. Related party transactions

Pursuant to an administrative service agreement, the Company charges $70,000 per month to an affiliate for various general and administrative expenses. As of December 31, 2008, the Company has charged $840,000 for expenses paid for on behalf of this affiliate, and has a corresponding receivable of approximately $1,037,000.

Included in due from affiliates at December 31, 2008 are receivables from another affiliate of approximately $784,000. This receivable, which is non interest bearing and due on demand, represents cash advances and receivables for expenses incurred on behalf of the affiliate.

Also included in due from affiliates at December 31, 2008 is a receivable from a partner of approximately $1,161,000, which is non interest bearing and due on demand.

5. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Fair value measurements

The Company's securities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's securities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
U.S. Government and Agency obligations	$ -	$ 943,257	$ -	$ 943,257
Debt and Corporate Securities		438,495		438,495
Corporate Stocks	158,531			158,531
	$ 158,531	$ 1,381,752	$ -	$ 1,540,283

7. Commitments

The Company is currently operating under a month to month lease for office space as its original lease expired in February 2008.

Rent expense, including certain other rent charges, for the year ended December 31, 2008, was approximately $150,000

8. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to CFTC Rule 1.17. At December 31, 2008, the Company's net capital was approximately $5,558,000 which was approximately $5,458,000 in excess of its SEC and CFTC minimum requirement of $100,000.

9. Subordinated loan

At December 31, 2008, the Company had a subordinated loan agreement with its parent company which was in accordance with an agreement approved by FINRA. The terms of the subordinated loan agreement are as follows:

> $1,327,000 loan agreement maturing on May 31, 2010, and bearing interest at a fixed rate of 8% per annum. The loan includes accrued interest of $176,933 at December 31, 2008, which is also subordinated, as per the agreement.

The loan agreement has been approved as regulatory capital and constitutes part of the Company's net capital under the SEC's Uniform Capital Rule 15c3-1.

10. Off-balance sheet risk and concentrations of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

The Company's short positions may increase in value and to cover the short positions, the Company may need to pay more than the carrying value of these positions at any time.

The amount due from the clearing broker together with the Company's owned securities positions that are held by the same clearing broker represent concentrations of credit risk.

Included in receivables from affiliates are amounts that are concentrated.